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                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           ARAKIS ENERGY CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03852L10
                                 (CUSIP Number)

                            Charles B. Crowell, Esq.
                             Crowell & Bishop, PLLC
                          8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                                 (214) 696-3200
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 22, 1997
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Sands Petroleum AB

(2)      Check the appropriate box if a member of a group
                                                                            [  ]

(3)      SEC use only


(4)      Source of funds

         WC

(5)      Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                                     [  ]

(6)      Citizenship or place of organization

         Sweden

Number of shares beneficially owned
by each reporting person with:

(7)      Sole voting power

         7,505,800

(8)      Shared voting power

         0

(9)      Sole dispositive power

         7,505,800

(10)     Shared dispositive power

         0

(11)     Aggregate amount beneficially owned by each reporting person

         7,505,800

(12)     Check if the aggregate amount in Row (11) excludes certain shares [  ]

(13)     Percent of class represented by amount in Row (11)

         8.6%

(14)     Type of reporting person

         CO





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         The Schedule 13D filed by the Registrant effective March 21, 1997 is hereby amended as set forth herein. Capitalized terms which are used but not defined herein shall have the meanings ascribed in the previously filed
Schedule 13D.

Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         No modification.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The source of the funds used to purchase all of the shares of the Issuer acquired by the Registrant was the general working capital of the Registrant. The aggregate purchase price for all of the Shares owned by the Registrant was $30,455,920.83 (including commissions).

Item 4.  Purpose of Transaction.

         Item 4 is amended and restated to read in its entirety as follows:

         Registrant acquired all of its Shares in the belief that the Shares were undervalued and that greater value will eventually be recognized if the Issuer acts with the intention of maximizing shareholder values and takes no actions which will tend to diminish the value of its Shares in the marketplace or otherwise discourage investment in its Shares.

         Since the filing of the Schedule 13D, representatives of the Registrant have met twice with the Chairman of the Board of Directors of the Issuer. The purpose of those meetings was to inform the Chairman of Registrant's investment in the Issuer and to request representation on the Issuer's Board of Directors. Registrant's representatives also expressed their desire and willingness to cooperate with the Issuer's current management and Board of Directors to the extent their actions are directed toward maximization of shareholder values.

         The Chairman of the Board of the Issuer has now informed representatives of Registrant that, while there is no opening on the present Board of Directors, the Issuer will seek an increase in the authorized number of Directors and will nominate Lukas H. Lundin, as proposed by Registrant, as a Director on the expanded Board. Both of the foregoing items are to be submitted for the vote of the shareholders at the Issuer's next annual meeting in June of 1997.

         Registrant continues to consider other courses of action designed to enhance shareholder values. The courses of action being considered include, without limitation, seeking additional representation on the Issuer's Board of Directors and requesting a list of shareholders of the Issuer in order to discuss with other shareholders whether management of the Issuer is acting in their best interests. Registrant has made no final determination with respect to any specific course of action at the present time.

         Registrant intends to acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of the Shares at prices which it deems favorable. While it is not Registrant's present intention to do so, Registrant reserves the right to dispose of some or all of its Shares in the open market or in privately negotiated transactions to third parties or otherwise.





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Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding the following:

         Since the Schedule 13D was filed, the Registrant has purchased additional shares of common stock of the Issuer on the National Association of Securities Dealers National Market System, as follows:

          Trade Date            Number of Shares          Price per Share
            4/9/97                   84,000                   $4.2161

           4/10/97                  116,000                    4.0952

           4/15/97                   50,000                      4.00

         As of April 25, 1997 the Registrant is the beneficial owner of 7,505,800 Shares, representing approximately 8.6% of the outstanding Shares of the Issuer, based upon the most recent information available to the Registrant.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No modification.

Item 7.  Material to be Filed as Exhibits.

         No modification.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 25, 1997                           SANDS PETROLEUM AB



                                                By:  /s/ Ian H. Lundin
                                                   ----------------------------
                                                Ian H. Lundin
                                                Director





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